UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

811246107(CUSIP Number)

Robert Scott Shafir

c/o Sculptor Capital Management

9 West 57th Street

New York, NY 10019

(212) 790-0000

(Name, address and telephone number of person authorized to receive notices and communications)

February 5, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Scott Shafir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,355,207
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,355,207
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[1]
14	TYPE OF REPORTING PERSON IN

[1]

Based on 23,814,996 shares of Class A Common Stock outstanding as of February 17, 2021 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on February 23, 2021 (the “Annual Report”).

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ITEM 1	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the Class A Shares of Sculptor Capital Management Inc., a Delaware corporation (the “Issuer” or the “Company”), representing Class A common stock, par value $0.01 per share, of the Issuer (the “Class A Shares”).

ITEM 2	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Robert Scott Shafir, who is sometimes referred to herein as the “Reporting Person”. The principal address of the Reporting Person is c/o Sculptor Capital Management 9 West 57th Street, New York, NY 10019. The Reporting Person is the Chief Executive Officer and a director of the Issuer. As previously disclosed, Mr. Shafir will cease to be the Chief Executive Officer of the Issuer on April 1, 2021 and will serve as a director of the Issuer until December 31, 2021 (or such earlier date that Mr. Shafir may choose to resign from the board of directors).

The reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or find any violation with respect to such laws.

The Reporting Person is a United States citizen.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Class A Shares covered by this Schedule 13D were acquired by the Reporting Person at various times between February 2019 and February 2021. The Class A Shares were acquired by the Reporting Person as part of the Reporting Person’s compensation from the Operating Partnerships (as defined below).

ITEM 4	PURPOSE OF TRANSACTION

The Reporting Person acquired the Class A Shares for investment purposes and as a form of compensation pursuant to the Issuer’s 2013 incentive plan (the “2013 Plan”). Except in connection with his service to the Issuer as its Chief Executive Officer and a director, the Reporting Person does not have any plans or proposals which relate to or would result in any of the matters referenced in Item 4(a) through (j) of Schedule 13D.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 1,355,207 Class A Shares, representing approximately 5.7% of the Issuer’s outstanding Class A Shares. The Reporting Person is also the direct owner of 777,820 Class A Restricted Share Units (“RSU”). Each RSU represents the contingent right to receive one of Issuer’s Shares upon vesting. Of the RSUs granted to the Reporting Person, 445,091 vest on February 5, 2022, 135,752 vest on January 31, 2022, 135,754 vest on January 31, 2023 and 61,223 vest on January 31, 2024. The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all Class A Shares included in this Schedule 13D.

No transactions in the class of securities reported herein were effected during the past sixty days by the Reporting Person except for the receipt of 122,411 Class A Shares upon a RSU vesting event on January 31, 2021 and the receipt of 401,347 Class A Shares upon a RSU vesting event on February 5, 2021.

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ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Reporting Person’s appointment as Chief Executive Officer as of February 5, 2018, Mr. Shafir entered into an executive employment agreement with Sculptor Capital LP, dated January 27, 2018 (the “Employment Agreement”). The Employment Agreement was superseded by the Partner Agreement between Sculptor Capital LP and the Reporting Person, dated as of March 6, 2018, the Partner Agreement between Sculptor Capital Advisors LP and the Reporting Person, dated as of March 6, 2018 and the Partner Agreement between Sculptor Capital Advisors II LP and the Reporting Person, dated as of March 6, 2018 (collectively, the “Partner Agreements”). The Partner Agreements provide for the issuance of sign-on RSUs and annual equity compensation payments by the Issuer in RSUs under the 2013 Plan.

The Reporting Person is party to the Distribution Holiday Agreement, dated as of February 7, 2019, pursuant to which the amount of any distribution equivalents, distributions, dividends or dividend equivalents that may become payable on any RSUs (whether granted pursuant to the Partner Agreement with each of Sculptor Capital LP, a Delaware limited partnership, Sculptor Capital Advisors LP, a Delaware limited partnership, and Sculptor Capital Advisors II LP, a Delaware limited partnership (the “Operating Partnerships”) or otherwise) then held shall not exceed $4.00 per Class A Share during the distribution holiday.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Amended and Restated Exchange Agreement, dated as of February 7, 2019, by and among Och-Ziff Capital Management Group LLC, Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP and the Och-Ziff Limited Partners and Class B Shareholders, incorporated herein by reference to Exhibit 10.6 of our Current Report on Form 8-K, filed on February 11, 2019.

Exhibit 2	Amended and Restated Agreement of Limited Partnership of OZ Management LP, dated as of February 7, 2019, by and among Och-Ziff Holding Corporation, the Limited Partners and Och-Ziff Capital Management Group LLC, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on February 11, 2019.

Exhibit 3	First Amendment to Amended and Restated Agreement of Limited Partnership of OZ Management LP, effective as of September 12, 2019, incorporated herein by reference to Exhibit 10.3 of our Current Report on Form 8-K, filed on August 30, 2019.

Exhibit 4	Amended and Restated Agreement of Limited Partnership of OZ Advisors LP, dated as of February 7, 2019, by and among Och-Ziff Holding Corporation, the Limited Partners and Och-Ziff Capital Management Group LLC, incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K, filed on February 11, 2019.

Exhibit 5	First Amendment to Amended and Restated Agreement of Limited Partnership of OZ Advisors LP, effective as of September 12, 2019, incorporated herein by reference to Exhibit 10.4 of our Current Report on Form 8-K, filed on August 30, 2019.

Exhibit 6	Amended and Restated Agreement of Limited Partnership of OZ Advisors II LP, dated as of February 7, 2019, by and among Och-Ziff Holding Corporation, the Limited Partners and Och-Ziff Capital Management Group LLC, incorporated herein by reference to Exhibit 10.3 of our Current Report on Form 8-K, filed on February 11, 2019.

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Exhibit 7	First Amendment to Amended and Restated Agreement of Limited Partnership of OZ Advisors II LP, effective as of September 12, 2019, incorporated herein by reference to Exhibit 10.5 of our Current Report on Form 8-K, filed on August 30, 2019.

Exhibit 8	Partner Agreement between OZ Management LP and Rob Shafir, dated as of March 6, 2018, incorporated herein by reference to Exhibit 10.4 of our Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 2, 2018.

Exhibit 9	Partner Agreement between OZ Advisors LP and Rob Shafir, dated as of March 6, 2018, incorporated herein by reference to Exhibit 10.5 of our Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 2, 2018.

Exhibit 10	Partner Agreement between OZ Advisors II LP and Rob Shafir, dated as of March 6, 2018, incorporated herein by reference to Exhibit 10.6 of our Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 2, 2018.

Exhibit 11	Employment Agreement between OZ Management LP and Robert Shafir, dated as of January 27, 2018, incorporated herein by reference of Exhibit 10.65 of our Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 23, 2018.

Exhibit 12	Robert Shafir Distribution Holiday Agreement, dated as of February 7, 2019, by and between Robert Shafir and Och-Ziff Capital Management Group LLC, incorporated herein by reference to Exhibit 10.4 of our Current Report on Form 8-K, filed on February 11, 2019.

Exhibit 13	The Och-Ziff Capital Management Group LLC 2013 Incentive Plan, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on May 8, 2013.

Exhibit 14	Amendment to The Och-Ziff Capital Management LLC 2013 Incentive Plan, effective May 9, 2017, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed May 9, 2017.

Exhibit 15	Second Amendment to Och-Ziff Capital Management Group LLC 2013 Incentive Plan, dated as of February 7, 2019, incorporated herein by reference to Exhibit 10.16 of our Current Report on Form 8-K, filed on February 11, 2019.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021

/s/ Robert Scott Shafir Robert Scott Shafir